

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2015

<u>Via E-mail</u>
Charles J. Schreiber, Jr.
Chief Executive Officer
KBS Growth & Income REIT, Inc.
800 Newport Center Drive, Suite 700
Newport Beach, California 92660

> **Re: KBS Growth & Income REIT, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted February 5, 2015**
> **CIK No. 0001631256**

Dear Mr. Schreiber:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

5.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

6.   We note that you intend to allocate up to 35% of your portfolio to real estate-related investments, including mortgage, mezzanine, bridge and other loans; debt and derivative securities related to real estate assets, including mortgage-backed securities; equity securities such as common stocks, preferred stocks and convertible preferred securities of other REITs and real estate companies. We further note your analysis on page 22, on pages 37-38 in the risk factors section, and again on pages 110-111 regarding why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please

note that we will refer you response to the Division of Investment Management for further review.

Prospectus Summary, page 1

7.   You disclosed that the estimated amount of maximum offering is $2.3 billion on page 10. However, the amount disclosed on page 79 is $1.5 billion. Please confirm which amount is correct and ensure it is consistent throughout the document. Also, please ensure that numbers that are calculated using this amount, such as acquisition and origination fees, are correct.

8.   You disclose that the estimated annual distribution and stockholder servicing fee from sale of Class T common stock is $17.9 million. Please provide us with your calculation of this number.

What is KBS Growth & Income REIT, Inc.?, page 1

9.   We note your statement to the effect that core properties "generally are lower risk, existing properties with at least 80% occupancy and minimal near-term lease rollover compared to enhanced return or opportunistic properties." Please clarify what you mean by "enhanced return or opportunistic properties," and why core properties are less risky in comparison.

What are the fees that you will pay to the advisor, its affiliates and your directors?, page 10

10.   We note that, in this section and through the document, you assume that 75% and 25% of shares sold in the primary offering are Class A and Class T, respectively. Please revise your disclosure to explain your basis for that assumption.

How will you use the proceeds raised in this offering?, page 17

11.   We note the table on page 18. On this page as well as in your 'Estimated Use of Proceeds' section, please revise to reflect the distribution and stockholder servicing fees in a footnote or otherwise.

Why are we offering two classes of our common stock and what are the differences among the classes?, page 19

12.   You state that the payment of class-specific expenses will result in different amounts of distributions being paid with respect to each class of shares. Please revise to clarify, if true, that (i) the class-specific expenses to which you refer are the distribution and stockholder servicing fees and (ii) the only difference in the amounts of distributions being paid with respect to each class of shares is the distribution and stockholder servicing fees.

13. Please revise to state how long a holder of a Class T share should expect to pay the distribution and stockholder servicing fees and the aggregate amount that a Class T holder should expect to pay before reaching the 10% cap.

14. We note that, in the event of any voluntary or involuntary liquidation, dissolution or winding up, or any liquidating distribution of your assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A shares and Class T shares ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. Please revise to clarify, if true, that NAV will be determined as whole for both Class A and Class T and then any differences in NAV attributable to each class will be determined. In addition, please briefly describe any causes for the differences in NAV for Class A shares and NAV for Class T shares.

Estimated Use of Proceeds, page 64

15. Please include a discussion of your plans if substantially less than the maximum proceeds are obtained. Refer to Item 504 of Regulation S-K.

Management

The Advisory Agreement, page 74

16. We note your disclosure that the termination fee payable in some circumstances under the advisory agreement will be determined based in part on "hypothetical liquidation proceeds as determined by an independent third party." Please revise to include additional brief disclosure regarding how this independent third party will be selected and how any hypothetical liquidation proceeds will be calculated.

Management Compensation, page 79

17. In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to management fees, any subordinated participation and reimbursements.

Conflicts of Interest

Allocation of Investment Opportunities, page 87

18. We note that KBS Real Estate Investment Trust III, Inc. is currently in its offering stage, and that it "expects its primary investment focus to be core real estate properties similar to those in which we intend to invest." We further note your disclosure that "[U]ntil KBS REIT III has fully invested the proceeds from its offering stage, and to the extent that an investment opportunity meets the cash flow requirements, operating needs,

diversification goals and overall portfolio mix of KBS REIT III, we expect KBS Capital Advisors to direct the investment opportunity to KBS REIT III." To the extent that you deem this to be a material risk, please revise the risk factor on page 34 and elsewhere, as appropriate, to address this specific risk.

Investment Objectives and Criteria, page 97

19.   We note your disclosure in this section and elsewhere that you intend to allocate approximately 65% to 100% of your portfolio to investments in core properties, and approximately 0% to 35% of our portfolio to real estate-related investments. Please revise to clarify whether there are any limitations on your ability to allocate more than 35% of your portfolio to real estate-related investments.

Prior Performance Summary, page 120

20.   Please cross-reference the prior performance tables or advise. Refer to Item 8.A.1 of Industry Guide 5.

21.   Please revise your disclosure to include any material adverse business developments or conditions experienced by KBS Strategic Opportunity REIT, or KBS Legacy Partners Apartment REIT, KBS REIT III, or KBS Strategic Opportunity REIT II, or advise.

Description of Shares

Share Redemption Program, page 171

22.   We note your disclosure that you will redeem shares on a "first in, first out" basis, provided that "any Class A Shares bought pursuant to our distribution reinvestment plan will be redeemed prior to any Class T Shares so long as the share to which the distribution reinvestment plan shares relate meet the one-year holding period." Please explain to us the purpose of this restriction and revise to more specifically describe the impact of this restriction on shareholders.

Item 36. Financial Statements and Exhibits, II-2

23.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence.

24.   We note that the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please be advised that to the extent you are unable to file final and executed forms as exhibits, they may not be subsequently incorporated by reference.

You may contact Peter McPhun at (202) 551-3581 or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at (202) 551-3207 or me at (202) 551-3207 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: Robert H. Bergdolt, Esq.
        DLA Piper LLP (US)